SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OpticNet, Inc.

(Name of Subject Company (Issuer))

Opto Acquisition Sub, Inc. (Offeror)
BEI Technologies, Inc. (Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

683868 10 3
(CUSIP Number of Class of Securities)

BEI Technologies, Inc.
One Post Street, Suite 2500
San Francisco, California 94104
Tel: (415) 956-4477
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Christopher A. Westover, Esq.
Edward A. Deibert, Esq.
Cooley Godward LLP
One Maritime Plaza, Floor 20
San Francisco, CA 94111
Tel: (415) 639-2000
Fax: (415) 951-3699

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☒  Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

For further information, please contact:
John LaBoskey, Senior Vice President/CFO
BEI Technologies, Inc. • 415/956-4477
www.bei-tech.com

Gary Wrench, CFO
OpticNet, Inc. • 415/956-4477
www.opticnet-inc.com

BEI TECHNOLOGIES PROPOSES TENDER OFFER
FOR SHARES OF OPTICNET, INC.

     SAN FRANCISCO, July 1, 2003 — BEI Technologies, Inc. (Nasdaq: BEIQ) and OpticNet, Inc. announced today that they have signed a definitive acquisition agreement. The transaction has been structured as a two-step acquisition comprised of a cash tender offer by BEI for all of the outstanding OpticNet common stock at $0.04 per share, followed by a cash merger in which BEI would acquire any remaining outstanding OpticNet common stock also at $0.04 per share. Upon completion of the second-step merger, OpticNet would become a wholly owned subsidiary of BEI.

“BEI believes the acquisition of OpticNet will benefit the research, development and production capabilities of the Company in the field of advanced silicon sensors,” according to Dr. Asad M. Madni, President and Chief Operating Officer of BEI.

The respective Boards of Directors of BEI Technologies and OpticNet have unanimously approved the transaction. The Board of Directors of OpticNet has also voted to recommend the tender offer and the merger to its stockholders. Members of BEI’s Board of Directors, current officers, and former officers beneficially own approximately 12% of OpticNet’s common shares and are expected to tender their shares in the offer. All members of the OpticNet Board of Directors and officers have also communicated their intention to tender all of their respective shares in the offer.

According to Dr. Lawrence Wan, OpticNet’s co-founder and Chairman of the Board, “OpticNet’s Board believes this acquisition will provide the best means for our stockholders to realize value from the key capabilities developed by OpticNet. We believe these capabilities will find utility in BEI’s motion sensor business and, potentially, in the market for telecommunication components as that market recovers from its protracted slump.”

The obligations of BEI to complete the transaction are conditioned on a variety of factors contained in the acquisition agreement. Either party can terminate the agreement if OpticNet’s shares have not been accepted by BEI for payment in the tender by September 27, 2003.

BEI Technologies, Inc. is an established manufacturer of electronic sensors, motors, actuators and motion control products used for factory and office automation, medical equipment, military,

aviation and space systems. In addition, sales to manufacturers of transportation equipment including automobiles, trucks and off-road equipment have become a significant addition to the Company’s business in recent years. The Company’s micromachined quartz yaw and roll rate sensors are being used in advanced vehicle stability control systems and a significant increase in the production of those sensors has been in progress since the middle of 1998. BEI also manufactures electronic steering wheel position sensors, seat-memory modules, throttle position and pressure sensors and other devices used in automotive systems.

OpticNet, Inc. is a development stage company originally formed to develop silicon microelectromechanical structures (MEMS) for use in fiber optic switches and other broadband telecom components. The company was spun out of BEI in October 2000. In light of continuing weakness in the optical networking industry, OpticNet’s Board concluded that the transaction with BEI represents the best foreseeable opportunity to realize liquidity for OpticNet’s stock in this troubled market.

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. These risks include the risk that the acquisition of OpticNet by BEI contemplated in the definitive acquisition agreement will not be consummated. In addition, statements in this press release relating to the expected benefits of the contemplated acquisition are subject to the risk that the products and customers of OpticNet will not be integrated successfully, and the general risks associated with the respective businesses of OpticNet and BEI as described in the reports and other documents filed by each of them with the Securities and Exchange Commission. The reader is cautioned not to rely on these forward-looking statements. All forward-looking statements are based on information currently available to BEI and OpticNet, and neither BEI nor OpticNet assumes any obligation to update any forward-looking statement or other statement included in this press release.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell OpticNet shares. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. At the time the expected tender offer is commenced, BEI will file these tender offer materials with the Securities and Exchange Commission and OpticNet will file a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement will contain important information. Stockholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent free of charge to all stockholders of OpticNet. All of these materials will also be available free of charge at the SEC’s website at www.sec.gov.